BURBERRY

08003727

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

SEC Mail Processing

7 July 2008

SUPPL

JUL 09 2008

Washington, DC
111

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 April 2008 – 30 June 2008.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

PROCESSED
JUL 14 2008
THOMSON REUTERS

7/11

S:\legal\Company Secretarial\Burberry Group plc\SEC\2008\070708 SEC Rule 12g.doc

Enclosures: London Stock Exchange Announcements between 01/04/08 – 30/06/08
Copy Form 88(2) filed 13/05/08
Annual Report 2008
Notice of Meeting
Proxy Card

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:30 02-Apr-08
Number	4676R

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to notification obligation:

Viking Global Investors LP
Viking Global Performance LLC
Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd

4. Full name of shareholder(s) (if different from 3) :

Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd
(collectively "the Funds)

5. Date of transaction (and date on which the threshold is crossed or reached if different):

31 March 2008

6. Date on which issuer notified:

2 April 2008

7. Threshold(s) that is/are crossed or reached:

4%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031743007	17,475,400	17,475,400

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0031743007	16,930,400	16,930,400		3.9%	

8b. Notified Details: Viking Global Investors LP / Viking Global Performance LLC

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031743007	17,475,400	17,475,400

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0031743007	16,930,400		16,930,400		3.9%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument	% of votin rights

exercised/ converted)

Total (A+B)

Number of voting rights	**% of voting rights**
16,930,400	3.9%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

Proxy Voting:

10. Name of proxy holder:

Viking Global Investors LP
Viking Global Performance LLC

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

....

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary, Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:30 02-Apr-08
Number	4656R

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**

   Burberry Group plc

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights:

   YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

   NO

   An event changing the breakdown of voting rights:

   NO

3. **Full name of person(s) subject to notification obligation:**

   Viking Global Investors LP
   Viking Global Performance LLC
   Viking Global Equities LP
   Viking Global Equities II LP
   VGE III Portfolio Ltd

4. **Full name of shareholder(s)** (if different from 3) :

   Viking Global Equities LP
   Viking Global Equities II LP
   VGE III Portfolio Ltd
   (collectively "the Funds)

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):

   18 March 2008

6. **Date on which issuer notified:**

   20 March 2008

7. Threshold(s) that is/are crossed or reached:

3% and 4%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031743007	9,693,400	9,693,400

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0031743007	19,364,400	19,364,400		4.5%	

8b. Notified Details: Viking Global Investors LP / Viking Global Performance LLC

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031743007	9,693,400	9,693,400

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0031743007	19,364,400		19,364,400		4.5%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/ converted)**	**% of votin(rights**

Total (A+B)

Number of voting rights	**% of voting rights**
19,364,400	4.5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

Proxy Voting:

10. Name of proxy holder:

Viking Global Investors LP
Viking Global Performance LLC

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

....

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary, Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:01 15-Apr-08
Number	3212S

RNS Number:3212S
Burberry Group PLC
15 April 2008

15 April 2008

Burberry Group plc

Second Half Trading Update

Burberry Group plc, the global luxury company, reports on trading for the six months to 31 March 2008.

Second half highlights (on an underlying basis*)

- Total revenue increased by 18%
- Retail revenue up 17%, with comparable store sales growth of 6%
  - Retail sales over 50% of revenue
  - Nine mainline stores and nearly 40 concessions opened
  - 12% increase in selling space
- Wholesale revenue increased by 25%
  - North America and Emerging Markets outperformed
  - Around 10% growth expected in first half of 2008/09
- Licensing revenue unchanged, as expected

Commenting on this performance, Angela Ahrendts, Chief Executive Officer, said:

"Burberry had a good finish to the year, against the background of an increasingly challenging external environment. Looking forward, we are thrilled with the momentum of our brand as our core luxury, retail and non-apparel strategies continue to gain traction, while our seasoned management team focuses on improving the operational aspects of our business."

There will be a conference call for investors and analysts to discuss this update today at 9am (UK time). The conference call can be accessed live on the Burberry website (www.burberryplc.com), with a replay available later today.

Burberry will release its preliminary results for the year to 31 March 2008 on 28 May 2008.

* Underlying change is calculated at constant exchange rates.

Certain financial data within this announcement have been rounded.

Revenue by origin of business

£ million	Six months to 31 March 2008	2007	% change reported
Europe*	194	143	35
Spain	91	87	4
North America	135	113	20
Asia Pacific	126	115	10
Total	546	458	19

* excluding Spain

Retail and wholesale revenue by destination

£ million	Six months to 31 March 2008	2007	% change reported	underlying
Europe*	154	119	29	25
Spain	86	77	12	1
North America	137	115	19	24
Asia Pacific	106	92	16	18
Rest of World	18	10	87	87
Total	501	413	21	20

* excluding Spain

Revenue by channel of distribution

£ million	Six months to 31 March 2008	2007	% change reported	underlying
Retail				
- Q3	161	144	12	14
- Q4	121	97	24	20
Six months to 31 March	282	241	17	17
Wholesale				
- Q3	74	43	71	74
- Q4	145	129	13	9
Six months to 31 March	219	172	28	25
Licensing				
- Q3	19	19	(1)	7
- Q4	26	26	1	(5)
Six months to 31 March	45	45	-	-
Total				
- Q3	254	206	23	26
- Q4	292	252	16	12
Six months to 31 March	546	458	19	18

Q3 is the three month period to 31 December; Q4 is the three month period to 31 March

Total revenue

Total revenue in the second half increased by 18% on an underlying basis (19% reported), with consistent double-digit growth in both the retail and wholesale channels and in all regions except Spain. The modernisation of our core icons, our diversified product offering and consistent marketing message continue to appeal to consumers globally.

Retail

Retail sales, which accounted for over 50% of total revenue in the second half, increased by 17% on an underlying and reported basis. Non-apparel continued to outperform, driven by handbags, shoes, soft accessories and men's accessories. Product innovation is driving strong growth in apparel in areas such as seasonless and fashion outerwear, knitwear and dresses.

Comparable store sales increased by 6% in the fourth quarter and the second half as a whole, although the competitive environment became more volatile as the period progressed. In the United States, there was double-digit comparable store sales growth in the second half, boosted by strong performances in tourist and oil-producing cities. Europe and Asia Pacific both showed positive comparable store sales growth, with Italy, Germany, Hong Kong and Singapore among our strongest markets. As expected, comparable store sales in Spain remained down year-on-year, reflecting a difficult retail environment.

In the second half, we opened a net nine mainline stores including one in Belgium, one in Aspen, Colorado and our first ever childrenswear standalone store, located in Hong Kong. We also opened nearly 40 concessions (including the conversion to retail of over 20 small Spanish babywear shop-in-shops) and five outlets. There was a 12% increase in average selling space year-on-year during the second half.

Wholesale

Wholesale revenue, which accounted for 40% of total sales in the second half, increased by 25% on an underlying basis (28% reported), in line with our guidance. As with retail, non-apparel and outerwear were the best performing categories. A more balanced product offer, the more frequent flow of goods to customers and our basic replenishment programme contributed to growth in all ranges.

In North America, our product and marketing strategies resulted in increased penetration of our brand in department stores in key product categories. There were very strong performances from North America and Europe, where wholesale revenue by origin in both regions increased by over 40%. Sales growth in Asia was in excess of 20%, with particular strength in China. Spain remained weak year-on-year.

Licensing

As expected, total licensing revenue in the second half was unchanged year-on-year on an underlying and reported basis. The weakness of the Yen reduced reported revenue and profit by nearly £2m in the second half, although the strength of the Euro countered this.

Reflecting phasing differences, licensing revenue from Japan was marginally down on an underlying basis in the second half. There was good volume growth in our global product licences, including the successful launch of our new fragrance, Burberry The Beat. The non-renewal of certain licences, predominantly in menswear, as part of our strategy to move to a more consistent global product offer, also affected revenue growth.

Outlook

Retail: In the year to March 2009, Burberry expects average selling space to increase by 12-13% year-on-year, including about 15 mainline store openings.

Wholesale: Based upon orders received to date, Burberry expects wholesale revenue in the six months to September 2008 to increase by around 10% on an underlying basis. While Spain is expected to show further weakness, this will be countered by good growth in all other regions, especially North America (up by over 20%) and Emerging Markets, as we pursue our strategy of investing in under-penetrated markets.

Licensing: In the year to March 2009, Burberry again expects broadly flat underlying licensing revenue, with modest volume growth in apparel in Japan and good volume growth from our global product licences offset by the non-renewal of certain other licences. The impact of the Yen exchange rate on reported revenue and profits is expected to be minimal.

Balance sheet: Net debt at 31 March 2008 is expected to be approximately £70m (30 September 2007: £89.2m). There will be a mid to high single-digit million pound interest charge in the year to March 2008.

Enquiries

Burberry		020 7968 5919
Stacey Cartwright	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	

Brunswick	020 7404 5959
David Yelland	
Laura Cummings	
Robert Gardener	

The financial information contained in this Trading Update has not been audited. Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Notes to Editors

- Burberry is a global luxury brand with a distinctive British heritage.
- Burberry designs and sources apparel and accessories, selling through a diversified network of retail, wholesale and licensing channels worldwide.
- Burberry has five strategic themes to underpin its growth: leverage the franchise; intensify non-apparel development; accelerate retail-led growth; invest in under-penetrated markets; and pursue operational excellence.
- At 31 March 2008, Burberry had 97 retail stores globally, with 231

concessions and 40 outlets.

- Burberry was founded in 1856 and is listed on the London Stock Exchange (BRBY.L).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Declaration
Released	16:30 30-Apr-08
Number	4704T

Burberry Group plc – Director's Declaration

Pursuant to Listing Rule 9.6.14R, Burberry Group plc has been informed that with effect from 28th A|
Senior Independent Director, has ceased to be a Director of Scottish & Newcastle plc following the a
by the Heineken N.V. and Carlsberg A/S consortium.

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Final Results - Part 1
Released	07:00 28-May-08
Number	3629V07

RNS Number : 3629V
Burberry Group PLC
28 May 2008

28 May 2008

Burberry Group plc

Preliminary results for the year ended 31 March 2008

Burberry Group plc, the global luxury company, today announces its results for the year ended 31 March 2008.

Angela Ahrendts, Chief Executive Officer, commented:

"Burberry's 18% revenue growth and 14% profit increase demonstrate the robustness of our global luxury business in these challenging times, with consistent performance across our regions, channels and products. Brand momentum remains strong and we are investing in the future, continuing to grow and innovate our iconic outerwear, while developing exciting new businesses such as shoes, jewellery and childrenswear."

	Year to 31 March		% change	
£ million	2008	2007	reported	unde
Revenue	995.4	850.3	*17*	
Adjusted operating profit *	206.2	185.1	*11*	
Operating profit	201.7	157.0	*28*	
Profit before taxation	195.7	156.3	*25*	
Diluted EPS (pence)	30.5	24.7	*23*	
Adjusted diluted EPS (pence)*	31.6	29.1	*9*	
Dividend per share (pence)	12.0	10.5	*14*	

* "Adjusted" refers to profitability measures calculated before:
1. Atlas costs of £19.6m (2007: £21.6m) which relate to the Group's infrastructure redesign initiative announced in May 2005.
2. Plant closure costs of nil in 2008 (2007: £6.5m).
3. Net profit of £15.1m (2007: nil) relating to the relocation of global headquarters.

Underlying change is calculated at constant exchange rates.

Certain financial data within this announcement have been rounded.

Operational highlights

- Consistent double-digit underlying revenue growth by region, channel and product
    - 26% growth in Europe and Americas; Asia Pacific up 17%
    - 20% growth in retail and wholesale
    - 39% growth in non-apparel; womens and mens up double-digit

- Retail 49% of sales; opened net
    - 20 mainline stores
    - 49 concessions
    - 10 franchise stores in Emerging Markets

- Non-apparel 32% of retail/wholesale revenue (up from 28% in 2007)
    - Success in luxury handbags and shoes

- Continued transformation of back of house operations
    - SAP core system built and deployed in corporate functions and European retail
    - Sourcing gains achieved
    - Direct deliveries to US started

Financial highlights

- Total revenue of £995m, up 18% underlying

- For retail and wholesale combined
    - Revenue up 20% underlying
    - Adjusted operating profit up 23% underlying
    - Operating margin up 30 basis points to 14.9%

- Adjusted operating profit including licensing of £206.2m, up 14% underlying

- Reported profit before tax of £195.7m, up 25%

- Adjusted diluted EPS of 31.6 pence, up 9%

- Full year dividend of 12 pence per share, up 14%

Enquiries

Burberry		020 7968 5919
Stacey Cartwright	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	

Brunswick	020 7404 5959
David Yelland	
Laura Cummings	
Robert Gardener	

There will be a presentation today at 9am (UK time) to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. The presentation can be viewed live on the Burberry website (www.burberryplc.com) and can also be accessed live via a dial-in facility on 44 (0)20 7081 7194. The supporting slides and an indexed replay will also be available on the website later in the day.

Burberry will update on trading on 15 July 2008 when it will issue its Interim Management Statement in respect of the First Quarter.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

BUSINESS AND FINANCIAL REVIEW

Continued to execute against five key strategic initiatives

In the year to March 2008, Burberry grew revenue by 18% and adjusted operating profit by 14% on an underlying basis. There was further evolution in the front end of the business, with growth in the top part of the product pyramid, a record number of store openings and increased non-apparel penetration. The back of house infrastructure and processes were further upgraded, especially in IT, supply chain and logistics.

All of this was achieved in an external environment that became increasingly challenging during the second half. Against this background, Burberry continued to deliver operational efficiencies, while maintaining the strong momentum of the brand with consumers worldwide.

Leveraging the franchise

Historically, Burberry was a collection of decentralised regions and business units, each with an independent approach in areas such as design, merchandising and supply chain. Over the last year, continued progress has been made in working as one company and one brand - with a more cohesive global advertising campaign, small apparel licences brought in house and further strengthening of the regional and corporate teams.

Outerwear, which is the cornerstone of the brand, continues to show strong growth, driven by product and fabric innovation, the launch of Burberry Sport and packables and global replenishment for top styles. For Autumn/Winter 2008, the penetration of outerwear as a proportion of sales is expected to increase by several percentage points for both womenswear (to over 50% of category sales) and menswear (to over 40% of category sales).

Intensifying non-apparel development

In the year to March 2008, non-apparel sales increased by 39% on an underlying basis, generating 32% of retail

and wholesale revenue - up from 28% in 2007. Luxury handbags continued to perform strongly and sales of shoes more than doubled in the year. Soft accessories benefited from increased product innovation, especially in the use of the iconic check. Jewellery was launched for Spring/Summer 2008 and luggage is being tested in Autumn/Winter 2008. Investment in these categories continues, adding dedicated teams in product development and sourcing, for example.

Accelerating retail-led growth
During the year, a record number of Burberry stores were opened - a net 20 mainline stores, 49 concessions and 10 stores operated under franchise. These included directly-operated mainline stores in key luxury markets such as Florence, Italy, the Beverly Center, Los Angeles and Aspen, Colorado; more concessions in prestige department stores in London, Milan, Dublin and Korea; and franchise stores in high potential markets including Russia and the Middle East.

The culture of Burberry continues to move from a traditional wholesale structure to a more dynamic retail mindset. Initiatives include more frequent flow of products and basic replenishment, which are benefiting the group's retail stores as well as its wholesale and licensing partners.

Investing in under-penetrated markets
North America remains a key target market for Burberry. Revenue increased by 26% on an underlying basis in the year to March 2008, with strong growth in both the wholesale and retail channels. In 2008/09, Burberry plans to open 8-10 mainline stores, refurbish several of its higher profile stores including Beverly Hills, Los Angeles and the Venetian, Las Vegas, while further upgrading its wholesale offer, especially in new categories such as childrenswear and shoes.

Wholesale revenue from Emerging Markets, which include China, the Middle East, Eastern Europe, Russia, Brazil and India, increased by over 50%

in the year, with strong double-digit comparable store sales growth in these franchised stores. Ten stores were opened during the year, including three in Russia, one in Saudi Arabia and a third store in Turkey. Burberry plans to open about 15-20 stores in conjunction with its franchisees in 2008/09, weighted towards the second half, in locations including South Africa and India.

Pursuing operational excellence

As highlighted in the Interim Management Report in November 2007, Burberry faced an intense period of activity in the second half of the year. The business continued to experience high volume growth driven by the strength of its product designs. At the same time, the group was in the most demanding phase of implementing its new IT infrastructure (SAP), while also rapidly evolving its global supply chain and logistics functions.

During the second half, the new SAP platform was used to sell, procure and ship Spring/Summer 2008 products and the retail selling system in Europe (excluding Spain) was implemented. Although typical data and process issues arose, the project is now starting to deliver very early benefits, especially in the core central product and merchandising functions. Full rollout to the US and much of Asia is planned during the year to March 2009. The wider Atlas programme, which included improving business processes as well as the SAP implementation, has delivered the targeted cumulative £20m benefit to profits, mainly through supply chain efficiencies.

Outlook

Retail

In the year to March 2009, Burberry expects average selling space to increase by 12-13% year-on-year, including about 15 mainline store openings.

Wholesale

Based upon orders received to date, Burberry expects wholesale revenue in the six months to September 2008 to increase by around 10% on an underlying basis.

Spain is expected to show further weakness offset by good growth in all other regions, especially North America (up by over 20%) and Emerging Markets.

Licensing
In the year to March 2009, Burberry again expects broadly flat underlying licensing revenue, with modest volume growth in apparel in Japan and good volume growth from global product licences, offset by the non-renewal of certain other licences. The impact of the Yen exchange rate on reported revenue and profit is expected to be about £2m favourable.

Capital expenditure
In the year to March 2009, Burberry expects capital expenditure to be between £90m and £95m (2008: £49m). As previously disclosed, this includes the costs of fitting out the new global headquarters and showrooms (Horseferry House) which will be between £20m to £25m in total. The balance is broadly equally split between new stores, store refurbishments (including Beverly Hills, Los Angeles and Knightsbridge, London) and other spend, including supply chain and IT projects.

Net debt
Burberry had net debt of £64.2m at 31 March 2008 (30 September 2007: £89.2m; 31 March 2007: £2.8m). The net interest charge for the year to March 2008 was £6.0m. A higher charge is expected for 2009 as average net borrowings for the year exceed the year-end debt position, due in part to the seasonality of the business.

Going forward, the Board now believes it is appropriate to carry year-end net debt of up to about £100m, enabling Burberry to return any funds not required for investment in the business to shareholders through share buybacks.

Group financial highlights

Revenue of £995m, up 18% on an underlying basis, 17% reported. Exchange rates reduce revenue by £12m.

Adjusted operating profit of £206.2m, up 14% on an underlying basis, 11% reported. Exchange rates reduce adjusted operating profit by £5.0m.

Adjusted operating margin of 20.7%, or 21.0% at constant exchange rates (2007: 21.8%), as proportion of revenue from high margin licensing declines.

Adjusted retail/wholesale operating margin up to 14.9% (2007: 14.6%).

Profit before tax up 25% reported, after Atlas costs of £19.6m and £15.1m net profit relating to the relocation of global headquarters.

Reported tax rate of 30.9% (2007: 29.5%, including a 1.5% one-off benefit).

Adjusted diluted EPS of 31.6p, up 9%, reflecting operating profit growth partly offset by a higher interest charge and tax rate.

Final dividend of 8.65p per share giving 12.0p for the full year, as the payout ratio is moved progressively towards 40%.

	Year to 31 March		*% change*	
£ million	2008	2007	*reported*	*und*
Revenue	995.4	850.3	*17*	
Cost of sales	(377.7)	(329.0)	*(15)*	
Gross margin	617.7	521.3	*18*	
Adjusted operating expenses	(411.5)	(336.2)	*(22)*	
Adjusted operating profit	**206.2**	**185.1**	***11***	
Atlas costs	(19.6)	(21.6)		
Plant closure costs	-	(6.5)		
Relocation of headquarters	15.1	-		
Operating profit	**201.7**	**157.0**	***28***	
Net finance charge	(6.0)	(0.7)		

Profit before taxation	**195.7**	**156.3**	***25***
Taxation	(60.5)	(46.1)	*(31)*
Attributable profit	135.2	110.2	*23*
Adjusted EPS (pence)	**31.6**	**29.1**	***9***
EPS (pence)	30.5	24.7	*23*
Diluted weighted average number of ordinary shares (millions)	442.8	446.1	

EPS is calculated on a diluted basis.

Revenue analysis

Revenue by channel of distribution

	Year to 31 March		*% change*	
£ million	2008	2007	*reported*	*und*
Retail	484.4	410.1	*18*	
Wholesale	426.2	354.1	*20*	
Licensing	84.8	86.1	*(2)*	
Total	995.4	850.3	*17*	

Retail

Retail sales grew by 20% on an underlying basis (18% reported) in the year, contributing 49% of total revenue.

Comparable store sales grew by 8% (11% in H1; 6% in H2), with the economic environment becoming more volatile as the second half progressed. Growth came from successful product innovation, a more frequent flow of new goods and replenishment. Luxury handbags and outerwear performed particularly well, contributing to a further increase in the average unit retail price in mainline stores.

There was double-digit comparable store sales growth in the United States, with strong performances in major metropolitan areas and tourist cities. Europe and Asia Pacific showed positive comparable store sales growth, with France, Italy and Hong Kong among the strongest markets.

Year-on-year average selling space increased by 12% and the total net selling space at 31 March 2008 was approximately 740,000 square feet. During the year, Burberry opened a net 20 mainline stores, bringing the total to 97 stores globally. The number of concessions in prestige department stores increased by 49, including additional and upgraded concession corners in Korea and the conversion to retail of 20 babywear corners in Spain. Store refurbishments continued, increasing selling capacity, sales efficiency and improving aesthetics.

Wholesale
Wholesale revenue, which contributed 43% of total sales in the year, increased by 20% on an underlying and reported basis. By region, Europe, North America and Emerging Markets had the strongest growth, while Spain remained down year-on-year.

Wholesale momentum reflects both the strength of Burberry's product designs, as well as its more dynamic, retail-led model, with a more frequent flow of product to customers and inventory now available to replenish core styles during a selling season. Wholesale revenue grew by 16% in the first half of the year to March 2008, increasing to 25% in the second half. This performance builds on 17% growth in the second half of the financial year 2006/07.

In North America, sales of core categories such as outerwear grew strongly, reflecting increasing penetration in existing doors. New doors were selectively added in major department stores in categories such as handbags, shoes and Prorsum.

Licensing
Total licensing revenue in the year increased by 3% on an underlying basis (down 2% reported). The weakness of the Yen reduced reported revenue by £5.4m in the year, although this was partly compensated for by the strength of the Euro in the second half.

There was modest growth in Japan in both apparel and non-apparel and global product licensees delivered strong growth. New products included Burberry The Beat

and Brit Sheer fragrances, as well as Black Label eyewear in Japan, appealing to a young, male consumer. As part of Burberry's strategy to move to a more consistent global product offer, certain licences, predominantly in menswear, were not renewed, which reduced revenue by £1.7m.

Revenue by region

Revenue by origin of business

£ million	Year to 31 March 2008	2007	*% change reported*
Europe*	364.5	270.7	*35*
Spain	172.8	173.9	*(1)*
Americas	231.6	192.6	*20*
Asia Pacific	226.5	213.1	*6*
Total	995.4	850.3	*17*

* Excluding Spain

Retail/wholesale revenue by destination

£ million	Year to 31 March 2008	2007	*% change reported*	*una*
Europe*	291.8	229.8	*27*	
Spain	161.6	151.8	*6*	
Americas	234.8	196.5	*19*	
Asia Pacific	189.1	167.5	*13*	
Rest of World	33.3	18.6	*79*	
Total retail/wholesale	910.6	764.2	*19*	

* Excluding Spain
The comments below refer to revenue by destination which better reflects the regional demand for Burberry products.

Europe
Revenue in Europe increased by 26% on an underlying basis (27% reported), with Italy and Germany among the best performing markets. Retail and wholesale revenue both grew by over 20%, helped by the strength of product designs, newly opened stores and new and refurbished concessions. Wholesale revenue accounted for just over half of the region's sales.

Spain
Revenue in Spain was up 1% on an underlying and 6% on a reported basis.

Retail sales accounted for nearly 40% of Spain's revenue, with the majority coming from over 100 women's, non-apparel and childrenswear concessions. Comparable store sales were strongly ahead in the first half of the year, but reversed sharply in the second half, falling year-on-year. This reflects a more difficult economic environment in Spain.

Wholesale revenue in the year continued to trend down, reflecting the challenging external environment and the ongoing decline of small independent retailers in Spain. The majority of wholesale revenue comes from selling to about 1,000 multi-brand accounts.

For 2008/09, Burberry is planning on the basis of no improvement in the Spanish economy or retail environment over that seen in the second half of 2007/08. Burberry continues to implement a series of initiatives in Spain - further evolving the product offer and integrating the brand and infrastructure, including the supply chain, more closely with its global business. Childrenswear is one of the group's key growth opportunities and the existing team in Spain is being strengthened to help capitalise on this.

Americas

Americas revenue increased by 26% on an underlying basis (19% reported). There was over 20% underlying growth in the retail channel, which accounts for more than two-thirds of Americas revenue, and exceptional growth in wholesale, driven in both channels by increasing productivity of existing space and new stores and doors.

Asia Pacific
Asia Pacific revenue increased by 17% on an underlying basis (13% reported). Retail and wholesale channels

grew roughly equally (retail accounted for over half of the region's revenue).

During the year, significant progress was made in realigning the region under one strengthened management team (historically it reported as eight separate businesses). In Korea, Burberry's largest Asian market outside Japan, the distribution of the brand has been refined, luxury handbags are now 40% of handbag sales (up from 17% a year ago) and concessions are being relocated and refurbished - an initiative which will continue in the current year. Hong Kong remains a strong market for Burberry, with double-digit comparable store sales growth in the year, led by continued focus on non-apparel and outerwear and increased tourism from mainland China.

Retail/wholesale revenue by product category

	Year to 31 March		*% change*	
£ million	2008	2007	*reported*	*una*
Womenswear	345.2	305.5	*13*	
Menswear	247.8	227.0	*9*	
Non-apparel	289.7	211.2	*37*	
Other*	27.9	20.5	*36*	
Total retail/wholesale	910.6	764.2	*19*	

* Mainly childrenswear

Womenswear (38% of sales)
Womenswear revenue grew by 14% on an underlying basis, driven by Prorsum, seasonless and fashion outerwear.

Menswear (27% of sales)
Menswear revenue grew by 10% underlying, with new modern outerwear styles driving this performance. The revitalisation of menswear continues in Autumn/Winter 2008, with further product innovation in outerwear, Sport and tailoring (in the London Collection part of the pyramid). The non-renewal of certain menswear licences enables a more cohesive tailored collection.

Non-apparel (32% of sales, up from 28% in 2007)
Non-apparel was the fastest growing of Burberry's main product categories in the year, up 39% underlying, as it benefited from product innovation and prominent positioning in global advertising campaigns.

Luxury handbags continued to drive the growth in both retail and wholesale channels. During the year, revenue from shoes more than doubled at wholesale value, albeit from a small base, as Burberry replicated the strategies it has used successfully in outerwear and luxury handbags. Notably, Burberry invested in dedicated design, merchandising and sourcing teams, expanded the Prorsum and London Collection shoe ranges and supported this with more focused marketing. As a result, the average selling price in shoes increased by over 20% for Autumn/Winter 2007.

Other
Revenue here, which is mainly childrenswear, grew by 38% on an underlying basis. Burberry's first ever standalone childrenswear store was opened in Lee Gardens, Hong Kong in March 2008.

Operating profit analysis

Total operating profit

	Year to 31 March		*% change*	
£ million	2008	2007	*reported*	*una*
Retail/wholesale	135.6	111.7	*21*	
Licensing	70.6	73.4	*(4)*	
Adjusted operating profit	**206.2**	**185.1**	***11***	
Adjusted operating margin	*20.7%*	*21.8%*		
Atlas costs	(19.6)	(21.6)		
Plant closure costs	-	(6.5)		
Relocation of headquarters	15.1	-		
Operating profit	**201.7**	**157.0**	***28***	

Adjusted operating profit grew by 11% to £206.2m in the year. Exchange rates reduced profit by £5.0m or 3%. The adjusted operating margin fell by 110 basis points, with the increase in retail/wholesale operating margin offset by a lower proportion of profit from higher margin licensing.

Atlas costs, which relate to the Group's infrastructure redesign initiative, were £19.6m. As previously announced, Burberry completed the sale of its central London building (Haymarket) during the year, in advance of the global headquarters relocation planned for late 2008. The net profit relating to this disposal was £15.1m and the cash proceeds were £28m.

Retail/wholesale adjusted operating profit

	Year to 31 March		*% change*
£ million	2008	2007	*reported*
Revenue	910.6	764.2	*19*
Cost of sales	(377.7)	(329.0)	*(15)*
Gross margin	532.9	435.2	22
Gross margin %	*58.5%*	*56.9%*	
Adjusted operating expenses	(397.3)	(323.5)	*(23)*
Adjusted operating profit	**135.6**	**111.7**	***21***
Adjusted operating expenses as % of sales	*43.6%*	*42.3%*	
Adjusted operating margin	*14.9%*	*14.6%*	

Gross margin

Gross margin in retail and wholesale combined increased by 160 basis points for the year as a whole (H1: 300 basis points; H2: 40 basis points).

The majority of the improvement came from Atlas-related benefits, predominantly from better sourcing of products. Burberry also benefited from non-apparel growth, which, as a whole, is a higher gross margin category than apparel. For the year, retail and wholesale revenue grew

by broadly the same amount so there was no impact from channel mix. As previously noted, retail sales in the second half came in modestly behind plan, with proportionally more inventory sold during the usual sale period. As expected, this negatively impacted gross margin in the second half.

For 2008/09, Burberry expects a further improvement in gross margin from supply chain savings, although not at the rate experienced during 2007/08, offset in part by the continuing impact of reducing excess inventory.

Operating expenses
About two-thirds of Burberry's operating expenses are incurred in the regions, with the balance at corporate headquarters, which includes design, product development, merchandising, marketing, supply chain, warehousing and distribution and IT, as well as central functions such as finance, human resources and legal.

In the year to March 2008, operating expenses incurred by the regions fell as a percentage of sales. This reflected the operating leverage benefits of 19% revenue growth and was achieved despite the costs associated with a record number of store openings.

In the corporate headquarters, as previously discussed, there was significant investment to support the current and forecast levels of growth at Burberry. Warehousing and distribution costs also increased significantly as additional shifts and temporary capacity was added to deal with volume growth and changes in the business model.

Combined, these factors led to operating expenses as a percentage of sales increasing by 130 basis points in 2007/08.

For 2008/09, a further reduction in operating expenses as a percentage of sales is expected from the regions.

However, as already included in guidance, two factors are expected to lead to an increase in operating expenses as a percentage of sales of over 100 basis

points in 2008/09. As planned, the move to Horseferry House, the new global headquarters and showrooms, will incur one-off double running costs of about £6m, mainly in the first half of the year. Secondly, the roll out of SAP to Asia and the United States will incur about £4m of costs, which will be charged to operating expenses (in 2007/08 the costs were charged below adjusted operating profit).

In addition to these £10m of costs, there will be continued investment in areas such as design and supply chain to support new product categories, as well as the full year impact of the investments made during 2007/08. Given the current challenging external environment, the group is carefully monitoring all discretionary spend in areas such as headcount, travel and marketing.

Burberry has recently implemented new global carrier arrangements for the transport of goods from suppliers to distribution centres. By reducing the number of carriers from over 30 to three, there will be savings of about £2m in the first year by leveraging scale. The initiative will also significantly improve visibility and service levels.

Licensing adjusted operating profit

£ million	Year to 31 March 2008	2007	*Year to 31 March 2008 At constant FX*
Revenue	84.8	86.1	88.3
Cost of sales	-	-	-
Gross margin	84.8	86.1	*88.3*
Gross margin %	*100%*	*100%*	*100%*
Adjusted operating expenses	(14.2)	(12.7)	*(14.2)*
Adjusted operating profit	**70.6**	**73.4**	***74.1***

Adjusted operating margin	*83.3%*	*85.2%*	*83.9%*

As outlined earlier, on an underlying basis, licensing revenue was up by 3% (down 2% reported). As the table above shows, exchange rates reduced both revenue and gross margin by £3.5m, leading to compression of the operating margin. The exchange rate impact reflects a weak Yen (£5.4m negative impact), partly offset by a stronger Euro in the second half. In the year to March 2009, the impact of the Yen exchange rate on reported revenue and profit is expected to be minimal (about £2m favourable).

Taxation
The taxation rate on reported profit before tax for the year was 30.9%. This compares to 29.5% for 2006/07 when there was a 1.5% one-time benefit relating to the settlement of certain transfer pricing arrangements.

The taxation rate on adjusted profit before tax was 30.1%, after an adjustment relating to the net profit on the disposal of its central London building (Haymarket).

For 2008/09, Burberry expects a similar taxation rate on reported profit before tax of about 31%.

Cash flow and net debt
Net debt at 31 March 2008 was £64.2m, compared to £89.2m at 30 September 2007 and £2.8m at 31 March 2007. The major cash flow movement was a £123m outflow for inventory, as a result of three main factors. The largest of these was a one-off step change in stock required to support the new business model, particularly holding inventory for replenishment and the new market calendar with an April floorset. The second largest factor was inventory to support growth in the business, with the balance being an outflow due to retail sales modestly behind plan in the second half of the year.

Other major cash flows were capital expenditure (2008: £49m up from £34m in 2007), taxation paid (£53m), a £28m inflow from the disposal of the

central London building (Haymarket), dividend payments of £47m (2007: £37m) and a £40m outflow on the share buyback programme, where 6.2m shares were purchased.

Store portfolio

	Directly-operated stores				
	Mainline stores	Concessions	Outlets	Total	*Fra*
At 31 March 2007	77	182	33	292	
Additions	21	60	10	91	
Closures	(1)	(11)	(3)	(15)	
At 31 March 2008	97	231	40	368	

Store portfolio by region

	Directly-operated stores				
At 31 March 2008	Mainline stores	Concessions	Outlets	Total	*Fra*
Europe*	28	17	15	60	
Spain	6	126	4	136	
Americas	47	-	19	66	
Asia Pacific	16	88	2	106	
Rest of World	-	-	-	-	
Total	97	231	40	368	

Note reclassification of 11 wholesale accounts to franchise stores in H2 2007/08

* Excluding Spain

Sales to franchise stores reported in wholesale revenue

Net retail selling square footage

	000s square feet
At 30 September 2006	630
At 31 March 2007	650
At 30 September 2007	700
At 31 March 2008	740

Retail selling square footage at period end; not the average for the period

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Final Results - Part 2
Released	07:00 28-May-08
Number	3634V07

RNS Number : 3634V
Burberry Group PLC
28 May 2008

GROUP INCOME STATEMENT

	Note	**Year to 31 March 2008 £m**	Year to 31 March 2007 £m
Revenue	2	**995.4**	850.3
Cost of sales		**(377.7)**	(329.0)
Gross profit		**617.7**	521.3
Net operating expenses	3	**(416.0)**	(364.3)
Operating profit		**201.7**	157.0
Financing			
Interest receivable and similar income	5	**5.7**	5.5
Interest payable and similar charges	5	**(11.7)**	(6.2)
Net finance charge	5	**(6.0)**	(0.7)
Profit before taxation	4	**195.7**	156.3
Taxation	6	**(60.5)**	(46.1)
Attributable profit for the year		**135.2**	110.2

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

	Note		
Earnings per share			
- basic	7	**31.3p**	25.2p
- diluted	7	**30.5p**	24.7p
		£m	**£m**
Non-GAAP measures			
Operating profit		**201.7**	157.0
Project Atlas costs	3	**19.6**	21.6

Treorchy closure costs	3	-	6.5
Relocation of Headquarters net profit	3	**(15.1)**	-
Adjusted operating profit		**206.2**	185.1
Adjusted earnings per share			
- basic	7	**32.4p**	29.7p
- diluted	7	**31.6p**	29.1p
Dividends per share			
- interim	8	**3.35p**	2.875p
- proposed final (not recognised as a liability at 31 March)	8	**8.65p**	7.625p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	**Year to 31 March 2008 £m**	Year to 31 March 2007 £m
Cash flow hedges - (losses)/gains deferred in equity	17	**(8.9)**	9.1
Foreign currency translation differences	17	**41.0**	(28.9)
Net actuarial gains on defined benefit pension scheme	17	-	3.4
Restriction of asset on defined benefit pension scheme	17	**(0.7)**	(3.9)
Tax on items taken directly to equity	17	**5.6**	(1.5)
Net income/(expense) recognised directly in equity		**37.0**	(21.8)
Cash flow hedges - transferred to the income statement	17	**(2.2)**	(5.9)
Tax on items transferred from equity to the income statement	17	**0.9**	1.8
Net income/(expense) recognised directly in equity net of transfers		**35.7**	(25.9)
Attributable profit for the year	17	**135.2**	110.2
Total recognised income for the year	17	**170.9**	84.3

All the recognised income and expense for the year is attributable to the equity holders of the Company.

GROUP BALANCE SHEET

	Note	**As at 31 March 2008 £m**	As at 31 March 2007 £m
ASSETS			
Non-current assets			
Intangible assets		**150.4**	133.6
Property, plant and equipment	9	**177.5**	162.7
Deferred tax assets		**29.5**	24.6
Trade and other receivables	10	**7.4**	5.1
		364.8	326.0
Current assets			
Inventories	11	**268.6**	149.8
Trade and other receivables	10	**169.2**	137.2
Derivative financial assets		**11.0**	5.3

Income tax receivables		**12.0**	-
Cash and cash equivalents	12	**127.6**	131.4
		588.4	423.7
Total assets		**953.2**	749.7
LIABILITIES			
Non-current liabilities			
Long term payables	13	**(13.3)**	(10.4)
Deferred tax liabilities		**(4.3)**	(10.2)
Retirement benefit obligations		**(0.4)**	(1.8)
Provisions	14	**(3.7)**	-
		(21.7)	(22.4)
Current liabilities			
Bank overdrafts and borrowings	15	**(191.8)**	(134.2)
Derivative financial liabilities		**(18.2)**	(0.5)
Trade and other payables	16	**(174.3)**	(170.7)
Income tax liabilities		**(51.9)**	(25.0)
		(436.2)	(330.4)
Total liabilities		**(457.9)**	(352.8)
Net assets		**495.3**	396.9
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary share capital	17	**0.2**	0.2
Share premium account	17	**174.3**	167.3
Capital reserve	17	**26.6**	26.0
Hedging reserve	17	**(5.8)**	1.8
Foreign currency translation reserve	17	**37.8**	(6.2)
Retained earnings	17	**262.2**	207.8
Total equity		**495.3**	396.9

GROUP CASH FLOW STATEMENT

	Note	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Cash flows from operating activities			
Operating profit		**201.7**	157.0
Depreciation		**28.9**	25.9
Amortisation		**3.8**	1.8
Net impairment releases		**(0.5)**	(1.0)
(Profit)/loss on disposal of property, plant and equipment		**(19.1)**	1.1
Fair value losses on derivative instruments		**(0.5)**	-
Charges in respect of employee share incentive schemes		**14.3**	10.8
Increase in inventories		**(122.6)**	(33.4)

Increase in receivables		**(29.1)**	(33.8)
Increase in payables		**28.8**	32.8
Cash generated from operations		**105.7**	161.2
Interest received		**4.8**	4.6
Interest paid		**(11.8)**	(6.2)
Taxation paid		**(53.3)**	(45.8)
Net cash inflow from operating activities		**45.4**	113.8
Cash flows from investing activities			
Purchase of tangible and intangible fixed assets		**(48.5)**	(34.3)
Proceeds from sale of property, plant and equipment		**28.3**	0.1
Payment of deferred consideration		**(10.0)**	(1.4)
Acquisition of subsidiary		**-**	(0.1)
Net cash outflow from investing activities		**(30.2)**	(35.7)
Cash flows from financing activities			
Dividends paid in the year	8	**(47.4)**	(36.5)
Issue of ordinary share capital		**0.5**	0.6
Purchase of shares through share buy back	17	**(39.6)**	(62.2)
Sale of own shares by ESOPs	17	**4.4**	6.1
Purchase of own shares by ESOPs	17	**(1.5)**	-
Draw down on loan facility	17	**49.0**	10.0
Net cash outflow from financing activities		**(34.6)**	(82.0)
Net decrease in cash and cash equivalents		**(19.4)**	(3.9)
Effect of exchange rate changes on opening balances		**7.0**	(1.4)
Cash and cash equivalents at beginning of period		**57.2**	62.5
Cash and cash equivalents at end of period		**44.8**	57.2

ANALYSIS OF CASH AND CASH EQUIVALENTS

	Note	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Cash and cash equivalents as per the balance sheet		**127.6**	131.4
Bank overdrafts	15	**(82.8)**	(74.2)
Cash and cash equivalents per the cash flow statement		**44.8**	57.2
Bank borrowings	15	**(109.0)**	(60.0)
Net debt		**(64.2)**	(2.8)

NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The financial information contained in this report has been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. These financial statements do not constitute the Group's Annual Report and Accounts within the meaning of Section 240 of the Companies Act 1985.

Statutory accounts for the year ended 31 March 2007 have been filed with the Registrar of Companies, and those for 2008 will be delivered in due course. The reports of the auditors on the statutory accounts for the year ended 31 March 2007 and 31 March 2008 were unqualified, did not contain an emphasis of matter paragraph and did not contain a statement under Section 237 of the Companies Act 1985.

The principal accounting policies applied in the preparation of the consolidated financial statements are consistent with
those set out in the statutory accounts for 2006/07.

2. Segmental analysis

Primary segment - analysis by origin

The Group's primary reporting segments are geographic based on where products or services are supplied to a third party or another segment. Europe comprises operations principally in the UK and also
in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Ireland and Netherlands. The Americas comprises operations in the USA. Asia Pacific comprises operations
in Australia, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan. This segmentation follows management organisation and reporting lines.

Revenue and profit before taxation - by origin of business

	Europe(1)		Spain		Americas		Asia Pacific		
Year to 31 March	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	
Gross segment revenue	**626.9**	450.0(2)	**193.9**	177.6	**231.6**	192.6	**226.5**	214.4	**1,2**
Inter-segment revenue	**(262.4)**	(179.3) (2)	**(21.1)**	(3.7)	-	-	-	(1.3)	**(2**
Revenue	**364.5**	270.7	**172.8**	173.9	**231.6**	192.6	**226.5**	213.1	**9**
Operating profit	**134.6**	104.1(2)	**14.4**	13.4	**14.4**	5.3(2)	**38.3**	34.2	**2**
Net finance charge									
Profit before taxation									**1**
Taxation									**(**
Attributable profit for the year									**1**

(1) Excludes Spain

(2) Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with

the UK and USA Competent Authorities, which has been finalised in the period.

The results above are stated after the allocation of costs of a Group wide nature. Inter-segment revenue reflects the level of revenue between segments and is priced at arm's length.

Secondary segment - analysis by class of business

	Retail		Wholesale		Total Retail and Wholesale		Licensing		
Year to 31 March	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	
Gross segment revenue	**484.4**	410.1	**589.5**	498.8 (1)	**1,073.9**	908.9 (1)	**84.8**	86.1	**1,1**
Inter-segment revenue	-	-	**(163.3)**	(144.7) (1)	**(163.3)**	(144.7) (1)	-	-	**(1**
Revenue	**484.4**	410.1	**426.2**	354.1	**910.6**	764.2	**84.8**	86.1	**9**
Other segmental items									
Segment assets					**640.1**	470.3	**14.0**	6.5	**6**
Capital expenditure					**50.3**	38.7	-	0.1	

(1) Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

The results above are stated after the allocation of costs of a Group wide nature.

2. Segmental analysis (continued)

Additional information

Analysis of revenue is shown below as additional information:

Revenue by product	**Year to 31 March 2008 £m**	Year to 31 March 2007 £m
Womenswear	**345.2**	305.5
Menswear	**247.8**	227.0
Non-apparel	**289.7**	211.2
Other	**27.9**	20.5
Wholesale and Retail	**910.6**	764.2
Licensing	**84.8**	86.1
Total	**995.4**	850.3

Revenue by destination	**Year to 31 March 2008 £m**	Year to 31 March 2007 £m
Europe (1)	**291.8**	229.8
Spain	**161.6**	151.8
Americas	**234.8**	196.5
Asia Pacific	**189.1**	167.5
Rest of the World	**33.3**	18.6
Wholesale and Retail	**910.6**	764.2
Licensing	**84.8**	86.1

Total	**995.4**	850.3

(1) Excludes Spain

Number of directly operated stores, concessions and outlets open at 31 March	**368**	292

3. Net operating expenses

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Distribution costs	**(180.9)**	(149.7)
Administrative expenses (excluding Atlas and Treorchy costs)	**(234.7)**	(185.5)
Project Atlas costs	**(19.6)**	(21.6)
Treorchy closure costs	**-**	(6.5)
Property rental income under operating leases	**0.1**	0.1
Profit/(loss) on disposal of property, plant and equipment	**19.1**	(1.1)
Total	**(416.0)**	(364.3)

Operating profit for the year to 31 March 2008 includes a charge of £19.6m (2007: £21.6m) relating to Project Atlas, our major infrastructure redesign initiative. This project is designed to create a substantially stronger platform to support long term operations and growth of the Group through the redesign of Burberry's business processes and systems. The total investment in Project Atlas charged over the three year period to 31 March 2008 to net operating expenses was £52.3m.

Included in operating profit for the year to 31 March 2008 is a net profit of £15.1m relating to the Group's plans to relocate their global headquarters later in the year. This net profit is represented by a profit on the sale of freehold property of £19.6m, the cost of accelerated depreciation of £0.9m and a provision for onerous leases as a result of the relocation for £3.6m.

4. Profit before taxation

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of property, plant and equipment		
- within cost of sales	**3.1**	1.5
- within distribution costs	**3.2**	3.2
- within administrative expenses	**22.6**	21.2
Amortisation of intangible assets (included in administrative expenses)	**3.8**	1.8
Fixed asset impairment charge relating to certain retail assets (included in administrative expenses)	**1.2**	-
Release of impairment charge relating to certain retail assets (included in administrative expenses)	**(1.7)**	(1.0)
(Profit)/loss on disposal of property, plant and equipment	**(19.1)**	1.1
Project Atlas costs	**19.6**	21.6
Treorchy closure costs	**-**	6.5
Employee costs	**189.7**	174.0
Operating lease rentals		

- minimum lease payments	**43.0**	31.0
- contingent rents	**32.3**	17.1
Auditor's remuneration	**2.8**	2.8
Net exchange gain included in income statement	**(2.9)**	(0.6)
Net loss/(gain) on derivatives held for trading	**0.4**	(0.9)
Trade receivables net impairment charge/(reversal)	**2.1**	(0.5)

5. Net finance charge

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Bank interest income	**4.8**	4.6
Other interest income	**0.9**	0.9
Interest receivable and similar income	**5.7**	5.5
Interest expense on bank loans and overdrafts	**(11.0)**	(6.2)
Loss on derivatives held for trading	**(0.7)**	-
Net finance charge	**(6.0)**	(0.7)

6. Taxation

The actual effective rate of tax for the year ended 31 March 2008 was 30.9% (2007: 29.5% which included a 1.5% benefit relating to previous years as a result of the advanced pricing agreement in relation to internal sales between the UK and US. On an underlying basis the rate of tax was 31.0%).

7. Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of ordinary shares in issue during the year. Basic and diluted earnings per share based on adjusted operating profit are also disclosed to indicate the underlying profitability of Burberry Group.

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Attributable profit for the year before Atlas costs, relocation of Headquarters and Treorchy costs	**140.0**	130.0
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	**(4.8)**	(19.8)
Attributable profit for the year	**135.2**	110.2

The weighted average number of ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the year, excluding ordinary shares held in Burberry Group's Employee share option plans ("ESOPs").

Diluted earnings per share is based on the weighted average number of ordinary shares in issue during the year. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Year to 31 March 2008 Millions	Year to 31 March 2007 Millions

Weighted average number of ordinary shares in issue during the year	**432.1**	437.8
Dilutive effect of the share incentive schemes	**10.7**	8.3
Diluted weighted average number of ordinary shares in issue during the year	**442.8**	446.1

Basic earnings per share	**Year to 31 March 2008 Pence**	Year to 31 March 2007 Pence
Basic earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	**32.4**	29.7
Effect of Atlas costs, relocation of Headquarters and Treorchy costs	**(1.1)**	(4.5)
Basic earnings per share	**31.3**	25.2

Diluted earnings per share	**Year to 31 March 2008 Pence**	Year to 31 March 2007 Pence
Diluted earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	**31.6**	29.1
Effect of Atlas costs, relocation of Headquarters and Treorchy costs	**(1.1)**	(4.4)
Diluted earnings per share	**30.5**	24.7

8. Dividends

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Prior year final dividend paid 7.625p per share (2007: 5.5p)	**33.0**	24.0
Interim dividend paid 3.35p per share (2007: 2.875p)	**14.4**	12.5
Total	**47.4**	36.5

A final dividend in respect of the year to 31 March 2008 of 8.65p (2007: 7.625p) per share, amounting to £37.4m (2007: £33.0m), has been proposed for approval by the shareholders at the AGM subsequent to the balance sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 31 July 2008 to shareholders on the register at the close of business on 4 July 2008.

9. Property, plant and equipment

Cost	Freehold land and buildings £m	Leasehold improvements £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m
As at 1 April 2006	86.1	71.4	112.2	2.7

Effect of foreign exchange rate changes	(5.8)	(7.1)	(5.1)	(0.2)
Additions	0.3	11.3	17.8	4.8
Disposals	(0.1)	(2.1)	(7.6)	-
Reclassifications	-	0.6	1.4	(2.0)
As at 31 March 2007	80.5	74.1	118.7	5.3
Effect of foreign exchange rate changes	5.1	1.5	9.6	0.3
Additions	-	13.9	24.4	6.2
Disposals	(8.7)	(0.3)	(7.5)	-
Reclassifications	-	1.5	1.8	(3.3)
As at 31 March 2008	76.9	90.7	147.0	8.5

Accumulated depreciation					
As at 1 April 2006	20.7	18.2	66.5	-	105.4
Effect of foreign exchange rate changes	(1.3)	(1.6)	(2.9)	-	(5.8)
Charge for the year	3.0	5.4	17.5	-	25.9
Impairment release on certain retail assets	-	(0.1)	(0.9)	-	(1.0)
Disposals	(0.1)	(1.4)	(7.1)	-	(8.6)
As at 31 March 2007	22.3	20.5	73.1	-	115.9
Effect of foreign exchange rate changes	2.1	0.7	5.8	-	8.6
Charge for the year	1.9	6.7	20.3	-	28.9
Net impairment charge/(release) on certain retail assets	-	0.5	(1.0)	-	(0.5)
Disposals	(2.3)	(0.3)	(4.7)	-	(7.3)
As at 31 March 2008	24.0	28.1	93.5	-	145.6

Net book value					
As at 31 March 2008	52.9	62.6	53.5	8.5	177.5
As at 31 March 2007	58.2	53.6	45.6	5.3	162.7

During the year to 31 March 2008 a net impairment release of £0.5m (2007: £1m) was identified as part of the annual impairment review. This includes an impairment charge of £1.2m relating to certain retail stores in the USA where trading conditions are becoming more challenging. It is offset by a £1.7m release due to improved trading conditions on previously impaired stores in Europe.

The impairment release was based on a review of the value of the assets in use and on pre-tax cash flows attributable to these assets in accordance with IAS 36 "Impairment of Assets". Pre-tax cash flow projections are based on financial plans approved by management and extrapolated beyond the budget year to the anticipated lease exit dates using growth rates and inflation rates appropriate to each country's economic conditions. The pre-tax discount rate used in these calculations was 13.8%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's nine most significant freehold properties is £136.9m (based on closing exchange rates at 31 March 2008). This valuation is higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out

the valuation for information purposes only.

10. Trade and other receivables

	As at 31 March 2008 £m	As at 31 March 2007 £m
Non-current		
Deposits and prepayments	**7.4**	5.1
Total non-current trade and other receivables	**7.4**	5.1
Current		
Trade receivables	**141.3**	114.7
Provision for doubtful debts	**(5.0)**	(3.5)
Net trade receivables	**136.3**	111.2
Other receivables	**13.3**	9.4
Prepayments and accrued income	**19.6**	16.6
Total current trade and other receivables	**169.2**	137.2
Total trade and other receivables	**176.6**	142.3

The principal non-current receivable of £4.0m is due within five years from the balance sheet date, with the remainder due at various stages after this. Of the total non-current receivables, £0.7m bears interest at local market rates. The remainder is non-interest bearing.

As at 31 March 2008, trade receivables of £7.1m (2007: £7.5m) were impaired. The amount of the provision was £5.0m as of 31 March 2008 (2007: £3.5m). The individually impaired receivables relate to balances with trading parties which have passed their payment due dates. It was assessed that in some instances a portion of the receivables is expected to be recovered. The ageing of these overdue receivables is as follows:

	As at 31 March 2008 £m	As at 31 March 2007 £m
Less than 1 month overdue	**0.2**	4.2
1 to 3 months overdue	**3.5**	0.5
Over 3 months overdue	**3.4**	2.8
	7.1	7.5

As at 31 March 2008, trade receivables of £19.7m (2007: £1.0m) were overdue but not impaired. The ageing of these overdue receivables is as follows:

	As at 31 March 2008 £m	As at 31 March 2007 £m
Less than 1 month overdue	**5.3**	0.8
1 to 3 months overdue	**14.4**	0.2
Over 3 months overdue	-	-
	19.7	1.0

Movement on the provision for doubtful debts is as follows:

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
At 1 April	**3.5**	4.2

Increase in provision for doubtful debts	**2.2**	0.8
Receivables written off during the year as uncollectable	**(0.6)**	(0.2)
Unused provision reversed	**(0.1)**	(1.3)
As at 31 March	**5.0**	3.5

10. Trade and other receivables (continued)

Within the other classes of trade and other receivables there are £5.1m (2007: £4.6m) of fully impaired receivables. The maximum exposure to credit risk at the reporting date with respect to trade receivables is the carrying amount on the Balance Sheet. The Group does not hold any collateral as security.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Sterling	**26.9**	33.9
US Dollar	**21.1**	12.6
Euro	**109.0**	82.2
Other currencies	**19.6**	13.6
	176.6	142.3

The nominal value less impairment provision of trade and other receivables are assumed to approximate their fair value because of the short maturity of these instruments.

11. Inventories

	As at 31 March 2008 £m	As at 31 March 2007 £m
Raw materials	**25.0**	17.7
Work in progress	**5.5**	5.9
Finished goods	**238.1**	126.2
Total inventories	**268.6**	149.8

	As at 31 March 2008 £m	As at 31 March 2007 £m
Cost of inventories recognised as an expense during the year	**376.3**	333.5
Inventories physically destroyed in the year	**1.6**	1.1
Reversal during the year of previous inventory write downs	**(0.2)**	(5.6)
Total cost of sales	**377.7**	329.0

The reversal during the year of the previous write down of inventories was considered appropriate as a result of the changes in market conditions.

12. Cash and cash equivalents

	As at 31 March 2008 £m	As at 31 March 2007 Restated £m
Cash at bank and in hand	**127.6**	117.1
Short term deposits	**-**	14.3(1)
Total	**127.6**	131.4

(1) After reclassification of a £45.1 cash pool account from short term deposits to cash at bank.

The effective interest rate on short term deposits during the year was 5.1% (2007: 3.6%). These deposits had an average maturity of nine days (2007: 28 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short term deposits.

The fair value of short term deposits approximates the carrying amount because of the short maturity of this instrument.

13. Long term payables

	As at 31 March 2008 £m	As at 31 March 2007 £m
Unsecured:		
Other creditors, accruals and deferred income	**13.3**	10.4
Total	**13.3**	10.4

The maturity of long term liabilities, all of which do not bear interest, is as follows:

	As at 31 March 2008 £m	As at 31 March 2007 £m
Between one and two years	**2.6**	1.9
Between two and three years	**1.5**	1.0
Between three and four years	**1.3**	0.9
Between four and five years	**1.4**	0.8
Over five years	**6.5**	5.8
Total	**13.3**	10.4

The fair value of long term liabilities approximate their carrying amounts.

14. Provisions

	Property obligations £m
As at 1 April 2007	-
Created during the year	3.7

These provisions have arisen from leasehold obligations which the Group expect will be utilised within one to three years.

15. Bank overdrafts and borrowings

	As at 31 March 2008 £m	As at 31 March 2007 £m
Unsecured:		
Bank overdrafts	**82.8**	74.2
Bank borrowings	**109.0**	60.0
Total	**191.8**	134.2

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 3.2% (2007: 4.5%).

A £200m five year multi-currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. At 31 March 2008, the amount drawn down was £109m (2007: £60m). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum on drawings less than £100m and at LIBOR plus 0.375% per annum on drawings over £100m. The borrowing matures on 30 March 2010. The undrawn facility at 31 March 2008 was £91m (2007: £140m).

As part of the Group's obligations under its revolving credit facility Burberry (Wholesale) Limited (US) and Burberry Limited (US) were introduced as a guarantor to the facility during the year.

The fair value of borrowings and overdrafts approximate to the carrying amount because of the short maturity of these instruments.

16. Trade and other payables

	As at 31 March 2008 £m	As at 31 March 2007 £m
Unsecured:		
Trade creditors	**62.5**	56.8
Other taxes and social security costs	**5.2**	6.4
Other creditors	**19.1**	19.4
Accruals and deferred income	**87.5**	78.1
Deferred consideration for acquisitions	**-**	10.0
Total	**174.3**	170.7

Deferred consideration arising on the acquisition of the Burberry business in Korea was fully paid during the year.

The nominal value of trade and other payables are assumed to approximate their fair value because of the short maturity of these instruments.

17. Share capital and reserves

Authorised share capital	2008 £m	2007 £m
1,999,999,998,000 (2007: 1,999,999,998,000) Ordinary Shares of	**1,000.0**	1,000.0

0.05p (2007: 0.05p) each		
1,600,000,000 redeemable preference shares of 0.05p (2007: 0.05p) each	**0.8**	0.8
Total	**1,000.8**	1,000.8

Allotted, called up and fully paid share capital	Number	£m
Ordinary shares of 0.05p (2007: 0.05p) each		
As at 1 April 2007	437,779,382	0.2
Allotted on exercise of options during the year	1,081,064	-
Cancelled on repurchase of own shares	(6,198,167)	-
As at 31 March 2008	432,662,279	0.2

17. Share capital and reserves (continued)

Statement of changes in shareholders' equity

	Ordinary share capital £m	Share premium account £m	Hedging reserve £m	Foreign currency translation reserve £m	Capital reserve £m	Retai earn
Balance as at 1 April 2006	0.2	151.8	(0.2)	21.2	25.8	18
Cash flow hedges - losses deferred in equity	-	-	9.1	-	-	
Foreign currency translation differences	-	-	-	(28.9)	-	
Net actuarial gains on defined benefit pension scheme	-	-	-	-	-	
Restriction of asset on defined benefit pension scheme	-	-	-	-	-	(
Tax on items taken directly to equity	-	-	(3.0)	1.5	-	
Net income/(expense) recognised directly in equity	-	-	6.1	(27.4)	-	(
Cash flow hedges - transferred to the income statement	-	-	(5.9)	-	-	
Tax on items transferred from equity	-	-	1.8	-	-	
Attributable profit for the year	-	-	-	-	-	11
Total recognised income/(expenses) for the year	-	-	2.0	(27.4)	-	10
Employee share option scheme						
- value of share options granted	-	-	-	-	-	1
- tax on share options granted	-	-	-	-	-	
- exercise of share options	-	15.5	-	-	-	
- price differential on exercise of shares	-	-	-	-	-	(1
Share buy back costs	-	-	-	-	-	(6
Sale of shares by ESOPs	-	-	-	-	-	
Transfer between reserves	-	-	-	-	0.2	(
Dividend paid in the year	-	-	-	-	-	(3
Balance as at 31 March 2007	0.2	167.3	1.8	(6.2)	26.0	20
Cash flow hedges - gains deferred in equity	-	-	(8.9)	-	-	
Foreign currency translation differences	-	-	-	41.0	-	
Restriction of asset on defined benefit pension scheme	-	-	-	-	-	(
Tax on items taken directly to equity	-	-	2.6	3.0	-	
Net income/(expense) recognised directly	-	-	(6.3)	44.0	-	(

in equity						
Cash flow hedges - transferred to the income statement	-	-	(2.2)	-	-	
Tax on items transferred from equity	-	-	0.9	-	-	
Attributable profit for the year	-	-	-	-	-	13
Total recognised income/(expenses) for the year	-	-	(7.6)	44.0	-	13
Employee share option scheme						
- value of share options granted	-	-	-	-	-	1
- tax on share options granted	-	-	-	-	-	(
- exercise of share options	-	7.0	-	-	-	
- price differential on exercise of shares	-	-	-	-	-	(
Share buy back costs	-	-	-	-	-	(3
Sale of shares by ESOPs	-	-	-	-	-	
Purchase of shares by ESOPs	-	-	-	-	-	(
Transfer between reserves	-	-	-	-	0.6	(
Dividend paid in the year	-	-	-	-	-	(4
Balance as at 31 March 2008	0.2	174.3	(5.8)	37.8	26.6	26

During the year to 31 March 2008, the Company repurchased and subsequently cancelled 6,198,167 ordinary shares, representing 1.4% of the issued share capital, at a total cost of £39.6m. The nominal value of the shares was £3,099 which was transferred to a capital redemption reserve. Retained earnings were reduced by £39.6m. The share repurchase programme commenced in January 2005 and since then a total of 79,063,397 ordinary shares have been repurchased and subsequently cancelled. This represents 15.8% of the original issued share capital at a total cost of £351.8m. The nominal value of the shares was £39,532 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £351.8m since this date.

17. Share capital and reserves (continued)

The cost of own shares held in the Burberry Group ESOP Trusts has been offset against the profit and loss account, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2008 the amount offset against this reserve are £4.9m (2007: £9.2m). In the year to 31 March 2008 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £0.3m (2007: £0.4m).

During the year profits of £0.6m (2007: £0.2m) have been transferred to capital reserves due to statutory requirements of subsidiaries.

18. Capital commitments

	As at 31 March 2008 £m	As at 31 March 2007 £m
Capital commitments contracted but not provided for		
- property, plant and equipment	**1.5**	2.5
- intangible assets	**0.1**	0.1
Total	**1.6**	2.6

Contracted capital commitments represent contracts entered into by the year end and future work in respect of major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment and intangible assets.

19. Contingent liabilities

Since 31 March 2007 the following changes to material contingent liabilities have occurred:

Under the terms of a Demerger Agreement, entered into with GUS plc on 13 December 2005, Burberry continued to participate in the Experian Pension Scheme until 31 December 2007. Under this scheme Burberry was jointly and severally liable with the other participating GUS companies for the deficit in this scheme. Burberry was required to pay any debt due under Section 75 or 75A of the Pensions Act 1995. This debt has been determined to be £1.25m and was settled in April 2008.

Other material contingent liabilities reported at 31 March 2007 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

During the year ended 31 March 2008, Burberry Group has provided guarantee letters to certain raw material suppliers. The total value of these guarantees, which expire on 30 September 2008, amount to £0.4m at 31 March 2008 (2007: £1.1m).

20. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. The only related party transactions relate to total compensation paid to key management, who are defined as the Board of Directors. With effect from 1 April 2007 certain members of senior management have been included under the definition of key management personnel. The total compensation paid during the year was as follows:

	Year to 31 March 2008 £m
Salaries and short term benefits	**8.4**
Post-employment benefits	**0.4**
Share based compensation	**4.5**
Total	**13.3**

In addition, aggregate gains on the exercise of options in the year to 31 March 2008 were £4.4m (2007: £14.2m).

21. Foreign currency translation

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the month according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

The principal exchange rates used were as follows:

	Weighted average profit rate		Closing ra
	Year to 31 March 2008	Year to 31 March 2007	**Year to 31 March 2008**

Euro	**1.42**	1.49	**1.26**
US dollar	**2.02**	1.91	**1.98**
Hong Kong dollar	**15.63**	14.80	**15.44**
Korean won	**1,873**	1,801	**1,966**

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 221.5: £1 in the year to 31 March 2008 (2007: Yen 199.2: £1).

22. Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	17:15 30-May-08
Number	6868V17

RNS Number : 6868V
Burberry Group PLC
30 May 2008

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 30 May 2008 its capital consists of 432,670,299 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,670,299

The above figure (432,670,299) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:23 02-Jun-08
Number	7776V16

RNS Number : 7776V
Burberry Group PLC
02 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to notification obligation:

Viking Global Investors LP
Viking Global Performance LLC
Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd

4. Full name of shareholder(s) (if different from 3) :

Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd
(collectively "the Funds)

5. Date of transaction (and date on which the threshold is crossed or reached if different):

02 April 2008

6. Date on which issuer notified:

30 May 2008

7. Threshold(s) that is/are crossed or reached:

3%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transacti**	
	Number of shares	**Number of voting rig**
GB0031743007	16,930,400	16,930,400

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**

GB0031743007	12,310,400	12,310,400

8b. Notified Details: Viking Global Investors LP / Viking Global Performance LLC

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transacti**	
	Number of shares	**Number of voting rig**
GB0031743007	16,930,400	16,930,400

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**
GB0031743007	12,310,400		12,310,400

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may acquired (if the instrument exercised/ converted)**

Total (A+B)

Number of voting rights	**% of voting rights**
12,310,400	2.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are

effectively held, if applicable

N/A

Proxy Voting:

10. Name of proxy holder:

Viking Global Investors LP
Viking Global Performance LLC

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

This filing was delayed due to an error in the filing parties' notification system. The error has since been corrected.

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary,
Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Treasury Stock
Released	13:01 04-Jun-08
Number	9672V13

RNS Number : 9672V
Burberry Group PLC
04 June 2008

4 June 2008

Burberry Group plc (the "Company") announces that on 3 June 2008 it purchased 60,097 of its Ordinary Shares of 0.05p ("Shares") at a price of 496.4 pence per Share. These Shares will be held in treasury.

Following the purchase, the Company holds 86,585 in treasury and has a total of 432,670,299 Shares in issue (excluding Treasury Shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:30 06-Jun-08
Number	2158W17

RNS Number : 2158W
Burberry Group PLC
06 June 2008

Burberry Group plc (the "Company") - Director / PDMR Shareholding

Following the grant of options and awards over the Company's Ordinary Shares of 0.05p each ("Shares") and the purchase of Shares on behalf of directors and persons discharging managerial responsibility ("PDMRs") on 3 June 2008 under the Burberry Group plc Co-Investment Plan (the "Co-Investment Plan") and the Burberry Group plc North America Co-Investment Plan (the "NA Co-Investment Plan"), the Company announces the following changes in the Share interests of its directors and PDMRs.

Co-Investment Plan

In accordance with the rules of the Co-Investment Plan, the directors and PDMRs of the Company named below have opted to defer receipt of their bonus for the year ended 31 March 2008 and to invest it in Shares. The resulting interests in Shares and in their contingent interests in matching Shares awarded under the Co-Investment Plan are as follows:

Name of director / PDMR	Number of Shares acquired on behalf of director / PDMR	Contingent interests in matcl arising in respect of directc
Angela Ahrendts	135,434	416,086
Stacey Cartwright	60,228	185,036
Joy Frommer	25,635	58,083
Pascal Perrier	54,011	97,902

The purchase of the Shares acquired on behalf of the directors and PDMRs was made on 3 June 2008 at a price of 496.4 pence per Share; the award of the matching Shares was made on 3 June 2008. The matching Shares do not vest for three years and if the director or PDMR resigns during the three-year period the right to the matching Shares will be forfeited.

Following these transactions:

(1) Angela Ahrendts has an interest in 217,495 Shares and options and awards over 2,313,337 Shares.

(2) Stacey Cartwright has an interest in 147,007 Shares and options and awards over 1,318,856 Shares.

(3) Joy Frommer has an interest in 69,078 Shares and option and award over 485,091 Shares.

(4) Pascal Perrier has an interest in 91,223 Shares and options and awards over 553,527 Shares.

NA Co-Investment Plan

In accordance with the rules of the NA Co-Investment Plan, Eugenia Ulasewicz, a PDMR has been awarded a conditional award over 19,531 deferred Shares and a matching deferred Share award over 35,403 Shares in the Company.

These awards were made on 3 June 2008. The matching deferred Share award does not vest for three years and if the PDMR resigns during the three - year period the right to the matching deferred Shares will be forfeited.

Following these transactions, Eugenia Ulasewicz has an interest in 13,809 Shares and options and awards over 673,509 Shares.

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Report and Accounts
Released	17:30 17-Jun-08
Number	9459W17

RNS Number : 9459W
Burberry Group PLC
17 June 2008

BURBERRY GROUP plc

Annual Report and Accounts
Notice of 2008 Annual General Meeting

Pursuant to Listing Rule 9.6.1, two copies of the following documents have been submitted to the UK Listing Authority:

1. Burberry Group plc Annual Report and Accounts for the year ended 31 March 2008;
2. Notice of Annual General Meeting; and
3. Proxy Card.

These documents are also available on the Burberry Group plc website at www.burberryplc.com and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

At the Annual General Meeting on 17 July 2008 it is proposed that the Company's Articles of Association be amended to reflect (i) changes in the law, now in force, following certain provisions of the Companies Act 2006 coming into effect, (ii) changes in the law (other than under the Companies Act 2006), now in force, and (iii) a general update of the Articles to bring them into line with the current market practice of public limited companies. It is also proposed that the Company's

Articles of Association be amended with effect from 1 October 2008 to reflect changes in the law under the Companies Act 2006 that will come into force on 1 October 2008. A summary of the proposed changes is set out in the Notice of Annual General Meeting and the revised Articles of Association are available for inspection at the Company's registered office and have also been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility.

END

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Information Update
Released	17:00 25-Jun-08
Number	5210X17

RNS Number : 5210X
Burberry Group PLC
25 June 2008

Burberry Group plc - Annual Information Update

Pursuant to Prospectus Rule 5.2, Burberry Group plc submits its Annual Information Update for 2007/08, following the publication of the 2007/08 financial statements on 17 June 2008. This Annual Information Update refers to information that has been made available to the public during the previous 12 months.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and neither the Company, nor any individual, takes responsibility as to the accuracy or completeness of the information it contains, as the information may not be up to date as at the date of this annual information update.

The Annual Information Update covers the period from 25 June 2007 up to and including 25 June 2008.

1. The London Stock Exchange

The following regulatory announcements were published on the London Stock Exchange via RNS, a Regulatory Information Service. The announcements can be viewed and downloaded from the market news page of the London Stock Exchange website at www.londonstockexchange.com/marketnews.

17:30 17-Jun-08 BRBY Burberry Group PLC Annual Reports and Accounts

17:30 06-Jun-08 BRBY Burberry Group PLC Director/PDMR Shareholding

13:01 04-Jun-08 BRBY Burberry Group PLC Treasury Stock

16:23 02-Jun-08 BRBY Burberry Group PLC Holding(s) in Company

17:15 30-May-08 BRBY Burberry Group PLC Total Voting Rights

07:00 28-May-08 BRBY Burberry Group PLC Final Results - Part 2

07:00 28-May-08 BRBY Burberry Group PLC Final Results - Part 1

16:30 30-Apr-08 BRBY Burberry Group PLC Director Declaration

07:01 15-Apr-08 BRBY Burberry Group PLC Trading Statement

16:30 02-Apr-08 BRBY Burberry Group PLC Holding(s) in Company

16:30 02-Apr-08 BRBY Burberry Group PLC Holding(s) in Company

14:52 19-Mar-08 BRBY Burberry Group PLC Holding(s) in Company

09:10 06-Mar-08 BRBY Burberry Group PLC Director/PDMR Shareholding

09:04 06-Mar-08 BRBY Burberry Group PLC Blocklisting Interim Review

08:58 05-Mar-08 BRBY Burberry Group PLC Holding(s) in Company

13:11 29-Feb-08 BRBY Burberry Group PLC Total Voting Rights

09:00 12-Feb-08 BRBY Burberry Group PLC Holding(s) in Company

17:08 07-Feb-08 BRBY Burberry Group PLC Holding(s) in Company

17:11 31-Jan-08 BRBY Burberry Group PLC Total Voting Rights

17:20 29-Jan-08 BRBY Burberry Group PLC Holding(s) in

Company

14:10 25-Jan-08 BRBY Burberry Group PLC Holding(s) in Company

17:22 18-Jan-08 BRBY Burberry Group PLC Holding(s) in Company

07:01 15-Jan-08 BRBY Burberry Group PLC 3rd Quarter Trading Update

15:54 28-Nov-07 BRBY Burberry Group PLC Holding(s) in Company

15:54 28-Nov-07 BRBY Burberry Group PLC Doc re. Interim Report

07:01 14-Nov-07 BRBY Burberry Group PLC Interim Results

15:56 31-Oct-07 BRBY Burberry Group PLC Total Voting Rights

07:00 16-Oct-07 BRBY Burberry Group PLC Trading Statement

15:48 28-Sep-07 BRBY Burberry Group PLC Total Voting Rights

17:23 26-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:33 25-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:56 18-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

18:00 17-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:22 14-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:35 12-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:21 11-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:41 10-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:32 07-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:16 06-Sep-07 BRBY Burberry Group PLC Transaction in Own Shares

17:24 03-Sep-07 BRBY Burberry Group PLC Transaction in

Own Shares

17:34 31-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

12:47 31-Aug-07 BRBY Burberry Group PLC Total Voting Rights

12:45 31-Aug-07 BRBY Burberry Group PLC Holding(s) in Company

17:30 30-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:49 28-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:37 28-Aug-07 BRBY Burberry Group PLC Director/PDMR Shareholding

17:28 24-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:16 23-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

15:23 23-Aug-07 BRBY Burberry Group PLC Blocklisting Interim Review

15:21 23-Aug-07 BRBY Burberry Group PLC Blocklisting Interim Review

15:21 23-Aug-07 BRBY Burberry Group PLC Blocklisting Interim Review

15:21 23-Aug-07 BRBY Burberry Group PLC Blocklisting Interim Review

17:32 21-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:16 20-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

16:52 17-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:26 16-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:08 15-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:29 09-Aug-07 BRBY Burberry Group PLC Director/PDMR Shareholding

17:30 07-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:06 06-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:38 03-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

16:04 03-Aug-07 BRBY Burberry Group PLC Director/PDMR Shareholding

17:13 02-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:11 01-Aug-07 BRBY Burberry Group PLC Transaction in Own Shares

17:23 31-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

16:11 31-Jul-07 BRBY Burberry Group PLC Total Voting Rights

16:08 31-Jul-07 BRBY Burberry Group PLC Holding(s) in Company

16:04 31-Jul-07 BRBY Burberry Group PLC Additional Listing

15:09 30-Jul-07 BRBY Burberry Group PLC Treasury Stock

16:31 27-Jul-07 BRBY Burberry Group PLC Director/PDMR Shareholding

16:29 27-Jul-07 BRBY Burberry Group PLC Director/PDMR Shareholding

16:27 27-Jul-07 BRBY Burberry Group PLC Director/PDMR Shareholding

16:24 27-Jul-07 BRBY Burberry Group PLC Director/PDMR Shareholding

17:38 26-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

17:28 25-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

17:25 24-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

17:43 23-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

17:49 18-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

14:30 18-Jul-07 BRBY Burberry Group PLC Director Declaration

17:10 17-Jul-07 BRBY Burberry Group PLC Transaction in

Own Shares

17:22 16-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

16:57 16-Jul-07 BRBY Burberry Group PLC Director/PDMR Shareholding

17:49 13-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

17:27 12-Jul-07 BRBY Burberry Group PLC Transaction in Own Shares

16:51 12-Jul-07 BRBY Burberry Group PLC AGM Statement

07:00 11-Jul-07 BRBY Burberry Group PLC Trading Statement

11:02 02-Jul-07 BRBY Burberry Group PLC Total Voting Rights

17:29 29-Jun-07 BRBY Burberry Group PLC Transaction in Own Shares

17:33 28-Jun-07 BRBY Burberry Group PLC Transaction in Own Shares

17:41 27-Jun-07 BRBY Burberry Group PLC Transaction in Own Shares

15:44 25-Jun-07 BRBY Burberry Group PLC Annual Information Update

2. Companies House

The following documents were filed with the Registrar of Companies for England and Wales during the Relevant Period on, or around, the dates listed below. Further information on these filings can be found on the Companies House website, www.companieshouse.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companies-house.gov.uk.

Document Type	**Date**	**Description of Document Filed**
88(2)	13/05/2008	Return on Allotment of Shares
288c	20/02/2008	Director's particulars changed
288c	20/02/2008	Director's particulars changed
288c	20/02/2008	Director's particulars changed

288c	20/02/2008	Director's particulars changed
88(2)R	18/02/2008	Return on Allotment of Shares
363a	06/02/2008	Annual Return
88(2)R	25/01/2008	Return on Allotment of Shares
88(2)R	25/01/2008	Return on Allotment of Shares
169	05/12/2007	Return by a Company purchasing its own shares
169	05/12/2007	Return by a Company purchasing its own shares
169	05/12/2007	Return by a Company purchasing its own shares
288c	26/11/2007	Director's Particulars Changed
288c	26/11/2007	Secretary's Particulars Changed
169	08/11/2007	Return by a Company purchasing its own shares
169	08/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its

own shares

169	05/11/2007	Return by a Company purchasing its own shares
169	05/11/2007	Return by a Company purchasing its own shares
353	24/10/2007	Location of Register of Members
169	23/10/2007	Return by a Company purchasing its own shares
169	23/10/2007	Return by a Company purchasing its own shares
169	23/10/2007	Return by a Company purchasing its own shares
169	23/10/2007	Return by a Company purchasing its own shares
88(2)R	10/10/2007	Return on Allotment of Shares
169	05/10/2007	Return by a Company purchasing its own shares
88(2)R	26/09/2007	Return on Allotment of Shares
88(2)R	26/09/2007	Return on Allotment of Shares
AA	26/09/2007	Report and Accounts
88(2)R	21/09/2007	Return on Allotment of Shares
288c	20/09/2007	Director's Particulars Changed
288c	20/09/2007	Director's Particulars Changed
88(2)R	28/08/2007	Return on Allotment of Shares
88(2)R	20/08/2007	Return on Allotment of Shares
88(2)R	14/08/2007	Return on Allotment of Shares
169A(2)	4/08/2007	Return by a Company purchasing its own shares
88(2)R	10/08/2007	Return on Allotment of Shares
88(2)R	09/08/2007	Return on Allotment of Shares
88(2)R	30/07/2007	Return on Allotment of Shares
88(2)R	30/07/2007	Return on Allotment of Shares
88(2)R	26/07/2007	Return on Allotment of Shares
88(2)R	20/07/2007	Return on Allotment of Shares
88(2)R	20/07/2007	Return on Allotment of Shares
RES13	20/07/2007	Resolutions

288b 04/07/2007 Director Resigned

3. The Financial Services Authority

The following documents were submitted to the FSA during the Relevant Period on or around the dates indicated. Copies of the documents are available at the UKLA's Document Viewing Facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

17/06/08 Annual Report for year end 31 March 2008, Notice of 2008 AGM and Proxy Card

28/11/07 Accounts for 6 month period ending 30 September 2007

12/07/07 AGM Resolutions

END

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Companies House
— for the record —

88(2)(ef)

Return of Allotment of shares

X09KUZO7

Received for filing in Electronic Format on the: **13/05/2008**

Company Number: **03458224**

Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated — *From* **08/05/2008**

Class of shares **ORDINARY**

Currency **GBP**

Number allotted **3000**

Nominal value of each share **0.00**

No shares allotted other than for cash

Names, addresses and share details of the allottees

Name: **CAZENOVE NOMINEES LIMITED**

Class of shares allotted: **ORDINARY**

Number allotted: **3000**

Address: **20 MOORGATE**
LONDON
UNITED KINGDOM
EC2R 6DA

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **13/05/2008** *Authenticated:* **Yes (E/W)**

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Burberry Group plc, please pass this document, together with the accompanying documents to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

BURBERRY GROUP PLC
ANNUAL GENERAL MEETING 2008

Notice of the Annual General Meeting of the Company to be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday, 17 July 2008 at 9.30am is set out in this circular.

Action to be taken by shareholders is set out in the explanatory notes on page 5. Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received by no later than 9.30am on Tuesday, 15 July 2008.

LETTER FROM THE CHAIRMAN

Burberry Group plc (the 'Company')
Registered in England and Wales
Registered No. 03458224

Registered Office
18-22 Haymarket
London SW1Y 4DQ

16 June 2008

Notice of Annual General Meeting

Dear Shareholder
The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at the Annual General Meeting are set out on pages 3 to 4 of this document.

In keeping with the Company's practice, it is intended to call a poll on each of the resolutions set out in the Notice of Annual General Meeting.

Resolutions 1 to 3, which will be proposed as Ordinary Resolutions, deal with the receipt of the accounts and the Reports of the Directors and Auditors of the Company for the year ended 31 March 2008, together with the approval of the Report on Directors' Remuneration and the declaration of a final dividend.

Re-election of directors retiring by rotation
Resolution 4 seeks the re-election of Stacey Cartwright as an executive director of the Company. Stacey is the Chief Financial Officer and was appointed a director in 2004. The Board considers that Stacey Cartwright's expertise and experience will continue to be valuable and beneficial to the Board and the Company.

Resolution 5 seeks the re-election of Philip Bowman as a non-executive director of the Company. Philip is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees. He has made a valuable contribution to the Board since his appointment in June 2002 and the Board is satisfied that he will continue to do so.

Biographical details of all the directors, including those seeking re-election, are set out on page 75 of the Annual Report and Accounts.

Auditors
Resolution 6 deals with the re-appointment of PricewaterhouseCoopers LLP as auditors and Resolution 7 seeks authorisation for the directors to determine their remuneration for the year ending 31 March 2009. Both resolutions will be proposed as Ordinary Resolutions.

Political donations and expenditure
Resolution 8, which will be proposed as an Ordinary Resolution, seeks authority from shareholders for the Company to make donations or incur expenditure which would otherwise be prohibited by the Companies Act 2006 (the 'Act'). This resolution seeks authority for the Company, and its subsidiaries, to exercise this power up to a maximum aggregate amount of £25,000 during the period ending on the date of the Company's Annual General Meeting in 2009 or on 16 October 2009, whichever is the earlier. It is the Company's policy not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Act of "donation", "political organisation" and "political expenditure" are broadly drafted. Accordingly, the Company wishes to ensure that it does not inadvertently commit any breaches of the Act through the undertaking of routine activities which would not normally be considered to result in the making of political donations.

Purchase of own shares
Resolution 9, which will be proposed as a Special Resolution, seeks shareholder approval for the Company to make market purchases of up to 43,250,000 Ordinary Shares, being just under 10 per cent of the issued share capital (excluding treasury shares) as at 27 May 2008. This authority will be kept under review and the Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Burberry Group plc ("the Company") will be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday, 17 July 2008 at 9.30am to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 8 and 10 as Ordinary Resolutions and resolutions 9 and 11 to 13 as Special Resolutions:

1. To receive the Company's accounts for the year ended 31 March 2008 and the reports of the Directors and Auditors thereon.

2. To approve the Report on Directors' Remuneration for the year ended 31 March 2008, set out on pages 84 to 93 of the Company's Annual Report and Accounts.

3. To declare a final dividend of 8.65p per Ordinary Share.

4. To re-elect Stacey Cartwright as a director of the Company.

5. To re-elect Philip Bowman as a director of the Company.

6. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

7. To authorise the Board to determine the auditors' remuneration.

8. That, in accordance with sections 366 and 367 of the Companies Act 2006 (the "Act"), the Company and all companies that are its subsidiaries at any time during the period for which this resolution has effect be and hereby are authorised to:

i) make political donations to political parties and/or independent election candidates, not exceeding £25,000 in total;

ii) to make political donations to political organisations other than political parties not exceeding £25,000 in total; and

iii) incur political expenditure, not exceeding £25,000 in total, in each case during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company to be held in 2009 or on 16 October 2009, whichever is the earlier, provided that the authorised sum referred to in i), ii) and iii) may comprise sums in different currencies which shall be converted into sterling at such a rate as the Board may in its absolute discretion determine to be appropriate.

For the purposes of this resolution, the terms 'political donations', 'political organisations' and 'political expenditure' shall have the meanings given to them in sections 363 to 365 of the Act.

9. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the Companies Act 1985) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 43,250,000 being just under 10 per cent. of the Company's issued share capital as at 27 May 2008;

ii) the minimum price (excluding stamp duty and expenses) which may be paid for each such share is 0.05p;

iii) the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out; and

iv) the authority hereby conferred shall expire on the earlier of 16 October 2009 and the conclusion of the Annual General Meeting of the Company to be held in 2009 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

10. That the authority to allot the Company's relevant securities (within the meaning of Section 80 of the Companies Act 1985), conferred on the Board pursuant to the Company's Articles of Association, be renewed and that for such period the maximum amount of relevant securities that may be allotted shall be £72,000 being just under one-third of the issued share capital of the Company as at 27 May 2008. Such authority shall be in substitution for all previous authorities which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto). This authority hereby conferred shall expire on the earlier of 16 October 2009 and the conclusion of the Annual General Meeting to be held in 2009, save that the Company may, before such expiry, make an offer or enter into any agreement which would or might require relevant securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot relevant securities or sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 8 and 10 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 9 and 11 to 13 are proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

1. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 15 July 2008 or, if the Annual General Meeting is adjourned, in the Register of Members as at 6.00pm two days before the adjourned meeting, shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at the relevant time.

   Changes to entries on the Register of Members after 6.00pm on 15 July 2008 or, if the Annual General Meeting is adjourned, after 6.00pm two days before the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

2. A member may appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a member of the Company. A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Equiniti on 0871 384 2381.

3. To be valid, an appointment of proxy must be returned using one of the following methods:

   (i) by sending the enclosed Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to Equiniti, Aspect House, Spencer Road Lancing, West Sussex, BN99 6DX; or

   (ii) by registering the appointment of a proxy for the meeting electronically by logging on to www.sharevote.co.uk and following the online instructions; or

   (iii) in the case of CREST members, by using a CREST electronic proxy appointment, and, in all cases, the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by Equiniti not later than 9.30am on Tuesday, 15 July 2008.

4. Shareholders may register the appointment of a proxy or voting instructions for the meeting electronically. To do this, shareholders should visit www.sharevote.co.uk, where full details of the procedure are provided. Shareholders will need the Voting ID, the Task ID and the Shareholder Reference Number printed on their Form of Proxy. The proxy appointment and/or voting instructions must be received by Equiniti not later than 9.30am on Tuesday 15 July 2008. Any electronic communication sent to the Company or Equiniti that is found to contain a computer virus will not be accepted. The use of the internet service in connection with the Annual General Meeting is governed by Equiniti's conditions of use set out on the website, www.sharevote.co.uk, and may be read by visiting that site.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by 9:30am on Tuesday 15 July 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

APPENDIX

Explanatory notes regarding proposed principal changes to the Company's Articles of Association

1. Articles which duplicate statutory provisions
Provisions in the Current Articles of Association (the "Current Articles") which replicate provisions contained in the Companies Act 2006 (the "Act") are in the main to be removed in the new Articles of Association (the "New Articles"). This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Certain examples of such provisions include provisions as to allotment of shares, the form of resolutions, authentication of documents, corporate representatives, notice of refusal to register a share transfer, appointment of secretary, the appointment of directors to be voted on individually, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to the Company's Articles of Association are detailed below.

2. Allotment of shares
The provisions in the Current Articles relating to allotment of shares that are out of date or unnecessary because it is provided for in statute are being removed. The New Articles retain the provision giving the directors the power to allot unissued shares subject to the provisions in the statutes, the Articles of Association and any resolution passed by the Company at general meetings.

3. Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. References to extraordinary resolutions are being removed as the concept of extraordinary resolutions has not been retained under the Act.

The provision in the Current Articles that enables members to act by written resolution has been removed as the Act does not permit public companies limited by shares to pass written resolutions.

4. Convening and notice of general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Act. In particular a company is only required to give 14 days' notice for all general meetings, including general meetings at which special resolutions are to be considered.

5. Procedure at general meetings
In order to facilitate the smooth running of general meetings, new provisions dealing with security arrangements at meetings and preserving order at meetings have been included in the New Articles.

The New Articles also contain a provision allowing general meetings to be postponed by the directors should it be impractical or undesirable for the meeting to be held on the original date, time or place specified in the notice of the meeting.

6. Separate general meetings
The Current Articles provide only for separate shareholders' meetings for the purposes of varying class rights. The New Articles give additional flexibility to the Company to convene separate shareholders' meetings for other purposes, for example it may need to do so to comply with future statutory or regulatory requirements.

7. Votes of members
Under the Act proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Act so that the Articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The New Articles give the directors discretion, when calculating the time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

The New Articles also provide that a member who has not paid all amounts relating to shares due at the time of a general meeting may not vote or exercise any right in relation to those shares at the meeting.

15. Agents

The provisions in the Current Articles for directors to grant powers of attorney is being expanded in the New Articles to allow directors to appoint agents other than by power of attorney and also to allow the Board to delegate powers to an individual director.

16. Borrowing powers

In line with current standards of good corporate governance, the New Articles limit the Directors' power to incur borrowings of the Company to two times the value of the Group's adjusted capital and reserves.

17. Untraced shareholders and unclaimed dividends

The New Articles extend the time period to 12 years before the Company may sell the shares of an untraced shareholder and before the Company can treat any unclaimed dividend as forfeited. This is in line with market practice. The New Articles also provide that where a dividend cheque is returned undelivered or remains uncashed for the period for which it is valid or the means of payment has failed, the Company may cease to send future payments after reasonable enquiries have failed to establish any new address or account of the shareholder. The Company would recommence sending the cheques or other method of paying dividends if requested in writing by the shareholder.

18. Records to be kept

The provision in the Current Articles requiring the Board to keep accounting records is being removed as this requirement is contained in the Act.

19. Distribution of assets otherwise than in cash

The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions are being removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for the general law rather than the articles.

20. General

Generally the opportunity has been taken to adopt clearer language in the New Articles and to remove historic provisions such as those relating to preference shares which no longer form part of the issued share capital of the Company.

END